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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             SAMUELS JEWELERS, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    796060101
                                 (CUSIP NUMBER)

                             MONTH END 8/31/00 - 13G
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


(1) Name of Reporting Persons                   PaineWebber Group Inc.
    S.S. or I.R.S. Identification               13-2760086
    Nos. of Above Persons

(2) Check the Appropriate Box if a Member of Group   (a)
    (See Instructions)                               (b)  X

(3) SEC Use Only

(4) Citizenship of Place of Organization      State of Delaware

    Number of Shares Beneficially Owned by    (5) Sole Voting Power    1,046,011
    Each Reporting Person With

                                              (6) Shared Voting Power          0

                                              (7) Sole Dispositive Power       0


                                              (8) Shared Dispositive Power
                                                                       1,046,011

(9)    Aggregate Amount Beneficially Owned by     1,046,011
       Each Reporting Person

(10)   Check if the Aggregate Amount in Row (9)
       Excludes Certain Shares (See
       Instructions)

(11)   Percent of Class Represented by Amount          13.1%
       in Row 9

(12)   Type of Reporting Person (See                   HC, CO
       Instructions)

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Item 1 (a)   Name of Issuer
             SAMUELS JEWELERS, INC.

Item 1 (b)   Address of Issuer's Principal Executive Offices
             2914 Montopolis Dr., Suite 200
             Austin, TX 78741

Item 2 (a)   Name of Person Filing

             PaineWebber Group Inc.

Item 2 (b)   Address of Principal Business office:

             1285 Avenue of the Americas
             New York, N.Y. 10019-6028

Item 2 (c)   Citizenship:

             State of Delaware

Item 2 (d)   Title of Class of Securities.
             Common Stock

Item 2 (e)   CUSIP Number.
             796060101

Item 3 The person filing this statement pursuant to Rule 13-1 (b) or 13-d-2 is:
             (g)  Parent Holding Company, in accordance with 240.13d-1(b) ii(g)

Item 4       Ownership
(a)          Amount Beneficially Owned                                 1,046,011

(b)          Percent of Class                                          13.1%

(c)          Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote             1,046,011

            (ii) shared power to vote or to direct the vote                    0

             (iii) sole power to dispose or to direct the
                   disposition of                                              0

             (iv) shared power to dispose or to direct the
                  disposition of                                       1,046,011

Item 5       Ownership of Five Percent or Less of a Class.

             Inapplicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person

             Inapplicable

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Item 7       Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on by the Parent Holding Company

                                MHAM - 1,046,011


             Mitchell Hutchins Institutional Investors Inc. ("MHII") and Financial Counselors, Inc. ("FCI") are wholly-owned subsidiaries of Mitchell Hutchins Asset Management Inc. ("MHAM"), which in turn is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b) (1) (ii) (G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under Section 15 of the Act. PWI, MHAM, and FCI are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8       Identification and Classification of Members of the Group

             Inapplicable

Item 9       Notice of Dissolution of the Group.

             Inapplicable

Item 10      Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

            After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: September 11, 2000
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                              Signature: /s/ Regina Dolan
                                         ---------------------------------------

                         Name and Title:              Regina Dolan
                                             Senior Vice President and Chief
                                                 Administrative Officer